                          [Form of Insolvency Opinion]

                                  June __, 1995
Salomon Brothers Inc
Seven World Trade Center
New York, New York  10048

Chemical Securities Inc.
270 Park Avenue
New York, New York 10017

Moody's Investors Service, Inc.
99 Church Street
New York, New York

Standard & Poor's Rating Group
25 Broadway
New York, New York  10004

Fitch Investors Services, Inc.
1 State Street Plaza
New York, New York  10003

Duff & Phelps Credit Rating Company
55 East Monroe Street
Chicago, Illinois  60603

     RE: PUGET SOUND POWER & LIGHT COMPANY--SALE OF PURCHASED CONSERVATION INVESTMENT ASSETS

Ladies and Gentlemen:

     We have acted as counsel to Puget Sound Power & Light Company (the "Seller" and the "Servicer" in its respective capacities as such), in connection with the sale to Puget Power Conservation Grantor Trust 1995-1 (the "Trust" or the "Purchaser") of Purchased Conservation Investment Assets pursuant to a Pooling and

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June __, 1995
Page 2


Servicing Agreement, dated as of ___________, between Puget Sound Power & Light Company, as Seller and Servicer, and Chemical Bank, as Trustee (the "Pooling and Servicing Agreement). Terms capitalized and used herein without being defined shall have the meanings given them in the Pooling and Servicing Agreement. In that connection, we have examined the documents listed as items (1) through (8) below (collectively, the "Specified Documents"):

     (1)  The Pooling and Servicing Agreement;

     (2)  Schedule 102 (the "Tariff");

     (3)  The Application;

     (4)  The Initial Order;

     (5)  The Periodic Application and Order;

     (6)  The Procedures for Periodic Revision of Schedule 102;

     (7) The UCC-1 Financing Statement (the "UCC-1") to be filed on or about the Closing Date with the Washington State Department of Licensing; and

     (8)  The Bill of Sale.

     Under the terms of the Conservation Asset Transaction as contemplated by the Specified Documents (hereinafter, the "Transaction"), the Seller/Servicer will transfer the Purchased Conservation Investment Assets to Purchaser in exchange for certificates of beneficial interests (the "Certificates") in the Trust. The Purchased Conservation Investment Assets include (i) the Seller/Servicer's right, title and interest in and to, and to receive, the Allocated Conservation Amounts from Customers in accordance with the Tariff and orders of the Washington State Utilities and Transportation Commission (the "Commission") and (ii) all of the Seller/Servicer's rights to have the Conservation Asset Transaction Amount recoverable through Rates pursuant to and in accordance with the Statute. The Commission in the Initial Order will approve the Pooling and Servicing Agreement, the Tariff and other aspects of the Transaction. The Seller/Servicer will sell the Certificates to investors (the "Certificateholders") for a fixed dollar amount pursuant to the Statute, as described in

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June __, 1995
Page 3


Part III.A.1 below. The Certificateholders will pay the entire purchase price on the Closing Date, with no portion deferred.

     The Certificates are intended to return to the Certificateholders through receipt of the Allocated Conservation Amounts the amount paid for the Certificates plus a fixed rate of return. The Purchaser may not sell its interest in the Allocated Conservation Amounts, but individual
Certificateholders may sell their Certificates.

     Allocated Conservation Amounts will be collected by the Seller/Servicer as part of a utility customer's normal bill and then transferred to Purchaser pursuant to the Pooling and Servicing Agreement. The amount of the Tariff is not shown on the bill, but the Seller/Servicer will determine the amount from records it will maintain under the Pooling and Servicing Agreement. The Seller/Servicer will be paid a fee by the Trust to collect the Allocated Conservation Amounts under the Pooling and Servicing Agreement. This fee will be based in part on the investment earnings of the assets held in the Collection Account. The Seller/Servicer may be replaced as the servicing agent in the case of a default with the consent of 75 percent of the Certificateholders.

     In connection with the Transaction, the parties will file the UCC-1 with the Washington State Department of Licensing. This filing will show the Seller/Servicer as "debtor" and the Purchaser as "Secured Party." The UCC-1 does NOT indicate that the parties consider the Transaction to be a secured loan. Rather, in accordance with RCW 80.28.306(2), and consistent with RCW 62A.9-408, the filing will place third party creditors of the Seller/Servicer on notice that the Purchased Conservation Investment Assets have been sold to the Purchaser. However, in the event the Transaction is recharacterized as a pledge to secure a loan, the Pooling and Servicing Agreement constitutes a security agreement in accordance with RCW 80.28.306(2), whereby the Seller/Servicer grants to the Trustee on behalf of the Trust for the benefit of the Certificateholders a security interest in all of the Seller's right, title and interest in the Purchased Conservation Investment Assets and all proceeds thereof.

     In connection with the Transaction, you have asked our opinion that, in the event that Seller/Servicer becomes a debtor in a case under the United States Bankruptcy Code, 11 U.S.C. SectionSection 101-1330 (the "Bankruptcy Code"), the sale of the Purchased Conservation Investment Assets to Purchaser pursuant to the Specified Documents is an absolute sale so that in a bankruptcy case of Seller/Servicer (i) none

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June __, 1995
Page 4


of the Purchased Conservation Investment Assets (including amounts collected by the Seller/Servicer under the Tariff and not yet remitted to the Collection Account) is property of the estate under section 541 of the Bankruptcy Code and
(ii) the automatic stay of section 362 of the Bankruptcy Code is not applicable to any Purchased Conservation Investment Assets.

     This letter is organized into four sections. In Section I, we express two legal opinions. In Section II, we identify the factual basis for those opinions, as we understand or assume those facts. In Section III, we discuss the legal analysis underlying the opinions expressed in Section I. Nothing in
Section II or III is intended to broaden the scope of the opinions expressed in
Section I. In Section IV, we set forth certain qualifications to the opinions expressed in Section I.

     Our opinion is limited to the specific issues addressed and is further limited, in all respects, to the facts assumed. In addition, except as otherwise stated, we express no opinion about the effect of the laws of any jurisdiction other than the laws of the State of Washington and the federal laws of the United States. In rendering our opinion set forth herein, we have assumed, with your permission, that the laws of the State of Washington would apply in all aspects of the Transaction that are governed by state law.

                             I.  OPINIONS EXPRESSED

     Based on the reasoning and subject to the assumptions, qualifications and limitations set forth in this letter, it is our opinion that:

     1. In a properly presented and decided case: (i) a court would determine that the Transaction pursuant to the Specified Documents on the Closing Date constitutes a sale of the Purchased Conservation Investment Assets to the Purchaser, as opposed to a loan; and (ii) therefore, in the event of a filing of a petition for relief by or against Seller/Servicer under the Bankruptcy Code, the Purchased Conservation Investment Assets and collections thereon (including amounts collected by the Seller/Servicer under the Tariff and not yet remitted to the Collection Account) would not be property of Seller/Servicer's bankruptcy estate, under section 541 of the Bankruptcy Code, and the bankruptcy court would not compel the turnover of the Purchased Conservation Investment Assets or collections thereon to Seller/Servicer under section 542 of the Bankruptcy
Code.


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June __, 1995
Page 5


     2. As a consequence of our conclusion in paragraph 1, in the event Seller/Servicer became a debtor in a voluntary or involuntary bankruptcy case under the Bankruptcy Code, in a properly presented and decided case, the bankruptcy court would not determine that payments on the Purchased Conservation Investment Assets should be prevented pursuant to the automatic stay provisions of section 362(a) of the Bankruptcy Code.

                         II.  ASSUMPTIONS AS TO FACTS

     As to all the factual matters material to the opinion set forth herein we have, with your permission, and without any investigation or independent confirmation, relied upon and assumed the present and continuing truth and accuracy of the factual representations made in the Specified Documents.

     The opinions set forth herein are based on the following assumptions:
(a) in selecting the laws of the State of Washington to govern the Specified Documents, the parties to the Transaction acted in good faith and without an intent to evade the law of any other jurisdiction; (b) all agreements referred to herein (i) have been duly executed and delivered by all parties thereto and
(ii) constitute legal, valid and binding obligations of all such parties;
(c) all documents submitted to us as originals are authentic; all documents, including, but not limited to, the Specified Documents, submitted to us as certified or photostatic copies conform to the original documents and all signatures on such documents are genuine; (d) the Transaction does not contravene or conflict with any law, regulation, or rule of any governmental authority or any agreement, instrument, writ, injunction, decree, or order binding on any party thereto or relating to any Purchased Conservation Investment Assets; (e) the terms and conditions as reflected in the Specified Documents have not been amended, modified or supplemented by any other agreement or understanding of the parties, and none of the material provisions of the Specified Documents has been waived; (f) the parties will comply with the Specified Documents and with the requirements of applicable law; and (g) each officer and director of Seller/Servicer and the trustee of Purchaser will discharge his or her respective fiduciary duties and obligations in accordance with all applicable laws.

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June __, 1995
Page 6

     The following additional factual assumptions are based on the certificate attached as Exhibit I(1) or on the representations, warranties, covenants, or terms in the Specified Documents:

     (i) The Pooling and Servicing Agreement provides for an absolute and irrevocable assignment, transfer and conveyance by Seller/Servicer to Purchaser of all of Seller/Servicer's right, title, and interest in, to, and under the Purchased Conservation Investment Assets.

     (ii) The Pooling and Servicing Agreement provides that as of the Closing Date, Seller/Servicer relinquishes all right, title and interest in the Purchased Conservation Investment Assets. Under financial accounting, regulatory and commercial law standards, the Transaction is intended by the Purchaser and the Seller/Servicer to be, and the Specified Documents purport to effect, an absolute, unconditional and irrevocable transfer that is treated as a sale for financial accounting, regulatory and commercial law purposes.

     (iii) After the Closing Date, the Specified Documents will not provide for the retention by Seller/Servicer of, and Seller/Servicer will claim no legal or equitable interest in, the Purchased Conservation Investment Assets. Seller/Servicer will have control over the Purchased Conservation Investment Assets only to the extent necessary to fulfill Seller/Servicer's obligations under the Servicing Agreement, and those obligations are such as would reasonably be required of a third-party servicer in the context of servicing those assets under the Statute.

     (iv) Seller/Servicer will make appropriate recordings in public records to provide public notice of the Conservation Asset Transaction, including, without limitation, filing before the Closing Date a UCC-1.


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     (1) Note that the certificate provides that the Seller/Servicer expects that, under federal income tax provisions. Seller/Servicer will be viewed as having retained a beneficial ownership interest in the Purchased Conservation Investment Assets. The treatment of the transaction for federal tax purposes as a loan, and the impact of that on the true sale analysis, is discussed on page
__.

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June __, 1995
Page 7

               under the name of the Seller/Servicer with the Washington State Department of Licensing.

     (v) Seller/Servicer was not and will not be named, and has not entered into and will not enter into an agreement to be named, as a direct or contingent beneficiary or loss payee on any insurance policy covering the Purchased Conservation Investment Assets.

     (vi) Purchaser will take the economic risk of noncollection from the obligors on the Purchased Conservation Investment Assets and Purchaser will have no recourse against Seller/Servicer or any of its assets in respect of the Purchased Conservation Investment Assets.

     (vii) Seller/Servicer will have no right or obligation to redeem or repurchase the Purchased Conservation Investment Assets from the Purchaser. Purchaser will have no right or obligation to require that Seller/Servicer redeem or repurchase the Purchased Conservation Investment Assets.

     (viii) Seller/Servicer has not agreed and will not agree, as part of the Transaction, to defer any portion of the purchase price for the Purchased Conservation Investment Assets from Purchaser.

     (ix) After the Closing Date, no financial statement of Seller/Servicer will show any interest in the Purchased Conservation Investment Assets.

     (x) Purchaser will prepare financial statements that will note the ownership of the Purchased Conservation Investment Assets by Purchaser. The Transaction has been booked, filed, reported, and disclosed by Seller as a fair-market-value sale and an absolute, irrevocable and final sale for accounting, but not tax, purposes.

     (xi) Seller/Servicer is entering into the Transaction and consummating the Transaction in reliance on the identity of Purchaser as a separate legal entity.

     (xii) The Trustee on behalf of Purchaser will accept such conveyances of Purchased Conservation Investment Assets in good faith and will

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June __, 1995
Page 8

               receive and hold title to the Purchased Conservation Investment Assets. The Specified Documents reflect bona fide transactions that will be undertaken in good faith for legitimate business purposes.

     (xiii) Seller/Servicer did not agree to sell the Purchased Conservation Investment Assets with any intent to, and did not, hinder, delay or defraud any of Seller/Servicer's creditors. Seller/Servicer will not make any conveyance or transfer, nor will it incur any obligation to or for the benefit of Purchaser, with any intent to hinder, delay or defraud any creditor of Seller/Servicer or Purchaser. Purchaser will not make any conveyance or transfer and will not incur any obligation with any intent to hinder, delay or defraud any creditor of Seller/Servicer or Purchaser.

     (xiv) Seller/Servicer will engage in business transactions with Purchaser only on terms and conditions that it believes are at arm's-length and commercially reasonable. Purchaser will engage in business transactions with Seller/Servicer only on terms and conditions that the Trustee, acting on behalf of Purchaser, believes are at arm's-length and commercially reasonable.

     (xv) Seller/Servicer will not be insolvent at the time any conveyance, transfer or obligation is made or incurred by it to or for the benefit of Purchaser, and Seller/Servicer will not be rendered insolvent as a result thereof. Seller/Servicer will not engage in any business or transaction with Purchaser after which the property remaining with Seller/Servicer will be unreasonably small in relation to its business. At the time of any transfer to or for the benefit of Purchaser, Seller/Servicer will not intend to incur, and will not incur, debts that would be beyond the ability of Seller/Servicer to pay as such debts matured. Purchaser will not be insolvent at the time any conveyance, transfer or obligation is made or incurred by Purchaser to or for the benefit of Seller/Servicer, and Purchaser will not be rendered insolvent as a result thereof. Purchaser will not engage in any business or transaction with Seller/Servicer after which the property remaining with Purchaser or Seller/Servicer will be unreasonably small in relation to the business of Purchaser or

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June __, 1995
Page 9

               Seller/Servicer. At the time of any transfer to or for the benefit of Seller/Servicer or Purchaser, neither Seller/Servicer nor Purchaser will intend to incur, or will incur, debts that would be beyond the ability of Seller/Servicer or Purchaser to pay as such debts matured.

     (xvi) When Seller/Servicer effects any conveyance, transfer, or obligation to or for the benefit of Purchaser, Seller/Servicer will receive fair consideration and reasonably equivalent value in exchange for such conveyance, transfer or obligation. Purchaser will receive fair consideration and reasonably equivalent value in exchange for any conveyance, transfer or obligation to or for the benefit of Seller/Servicer.

     (xvii) Seller/Servicer and Purchaser have not concealed and will not conceal from any interested party any transfers of the Purchased Conservation Investment Assets. Seller/Servicer and Purchaser have not removed or concealed, and will not remove or conceal, from creditors any of the Purchased Conservation Investment Assets and have not participated and will not participate in removing or concealing the assets of any other entity. Seller/Servicer and Purchaser are not entering into the Transaction with the intent of hindering, delaying, or defrauding any of their respective creditors.

     (xviii) There is not and will not be any other agreement between Seller/Servicer and Purchaser that supplements or otherwise modifies the agreements of Seller/Servicer and Purchaser as expressed in the Specified Documents.


                                     III.  DISCUSSION
A.   TRUE SALE


     The commencement of a bankruptcy case creates an estate.(2) As a general rule, a debtor's estate is comprised of all legal and equitable interests of the debtor, as of


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     (2) 11 U.S.C. Section 541(a)


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June __, 1995
Page 10


the commencement of .the case.(3) The converse of this rule is that property in which the debtor holds no legal or equitable interest, as of the commencement of the case, is not property of the estate(4) and, absent some other basis for the court's jurisdiction, is not subject to the jurisdiction of the bankruptcy court.(5)

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     (3) ID.  For a general discussion of the concept of property of the estate,
SEE 4 COLLIER ON BANKRUPTCY ch. 541, at 541-1 to 541-20 (15th ed.).


     (4) Indeed, the legislative history of section 541(a)(1) of the Code contains many references to the so-called "shelter principle" of property law-- that the transferee takes no greater interest than that held by the transferor. Discussing claims that the debtor holds against others that are transferred to the bankruptcy estate, the House and Senate reports comment:

            For example, if the debtor has a claim that is barred at the time of commencement of the case by the statute of limitations, then the trustee would not be able to pursue that claim, because he too would be barred. HE COULD TAKE NO GREATER RIGHTS THAN THE DEBTOR HIMSELF HAD.

H.R. Rep. No. 595, 95th Cong., 1st Sess. 367-68 (1977) ("House Report"); Senate Report at 82 (emphasis added). "To the extent [a legal or equitable interest] is limited in the hands of the debtor, it is equally limited in the hands of the estate." Senate Debate on Compromise Bill, 124 Cong. Rec. S17413 (daily ed. October 6, 1978) (statement of Sen. DeConcini). SEE also 11 U.S.C. SectionSection 541(b), (d). Section 541(d) provides that if a debtor has only legal title to property only that interest becomes property of its bankruptcy estate. However, some courts have held that the debtor's estate can be expanded through the bankruptcy trustee's use of section 544(a) of the Bankruptcy Code even if the debtor has only legal title in the property in question. SEE, E.G., BELISLE V. PLUNKETT, 877 F.2d 512 (7th Cir.), CERT. DENIED, 110 S. Ct. 241
(1989); BUT SEE IN RE QUALITY HOLSTEIN LEASING, 752 F.2d 1009 (5th Cir. 1985).

     (5) COMPARE IN RE CONTRACTORS EQUIP. SUPPLY CO., 861 F.2d 241, 245 (9th Cir. 1988) ("Because the assignment involved only a security interest and did not transfer title, [the debtor] retained an interest in the account receivable even after [the secured creditor's] notice to [the account debtor]. This interest was sufficient to bring the account receivable into the debtor's reorganization estate.") (citation and footnote omitted) WITH IN RE SOUTHWEST FREIGHT LINES. INC., 100 B.R. 551, 555 (D. Kan. 1989) (where debtor effectively conveyed its accounts receivable to creditor pre-petition and confirmed postpetition that it had no equity in such accounts receivable, the bankruptcy court "was correct in holding that it lacked subject matter jurisdiction over the accounts and that the [bankruptcy] Trustee lacked standing to bring the adversary proceedings" to attempt to collect the accounts).

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June __, 1995
Page 11


     Whether and the extent to which a debtor's interest in property is part of its bankruptcy estate are governed by the Bankruptcy Code.(6) The substantive parameters of such legal and equitable interests, however, are generally governed by applicable nonbankruptcy law.(7) Thus, whether a transaction constitutes a true sale of assets to another entity or a secured loan to or from that entity will be determined not by the provisions of the Bankruptcy Code but, instead, by applicable state or other nonbankruptcy law. Therefore, the determination of whether the bankruptcy estate of Seller/Servicer would include the Purchased Conservation


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     (6) SEE, E.G., IN RE CRYSEN/MONTENAY ENERGY CO., 902 F.2d 1098, 1101 (2d
Cir. 1990) (citing IN RE HOWARD'S APPLIANCE CORP., 874 F.2d 88, 93 (2d Cir.
1989)).

     (7) This principle that the bankruptcy estate is comprised of the property interests that the debtor has under state law is firmly rooted in the cases. In BUTNER V. UNITED STATES, 440 U.S. 48 (1979), a case under the former Bankruptcy Act, a bankruptcy trustee disputed a second position mortgage holder's right to rents. The trustee argued that a federal rule of equity should give the bankruptcy estate the right to keep the rents. The Supreme Court disagreed:

            Property interests are created and defined by state law. Unless some federal interest requires a different result, there is no reason why such interests should be analyzed differently simply because an interested party is involved in a bankruptcy proceeding. Uniform treatment of property interests by both state and federal courts within a State serves to reduce uncertainty, to discourage forum shopping, and to prevent a party from receiving a "windfall merely by reason of the happenstance of bankruptcy."

BUTNER, 440 U.S. at 55 (quoting LEWIS V. MANUFACTURERS NATIONAL BANK, 364 U.S. 603, 609 (1961)). The principle of BUTNER, that state law defines interests included in property of the bankruptcy estate, is well recognized under the Code. SEE PATTERSON V. SHUMATE, 112 S. Ct. 2242, 2246-47 (1992); BARNHILL V. JOHNSON, 112 S. Ct. 1386, 1389 (1992) ("[i]n the absence of any controlling federal law, 'property' and 'interests in property' are creatures of state law"); IN RE CRYSEN/MONTENAY ENERGY CO., 902 F.2d at 1101 ("whereas federal law instructs us that the action for the missing oil may constitute property of Crysen's estate, state law determines whether Crysen's interest in the cause of action is sufficient to confer on the estate a property right in the action"); CONTRACTORS EQUIP. SUPPLY, at n.4, 861 F.2d at 244 ("[w]hether a debtor in possession has an interest in property is determined by state law") (citation omitted); OCTAGON GAS SYSTEMS, INC. V. RIMMER, 995 F.2d 948 (10th Cir. 1993) (characterization of interests are matters of state law); WILSON V. BARRY ENTERPRISES, Inc., 822 F.2d 859, 861 (9th Cir. 1987) (holding that debtor's right under California law to seek relief from forfeiture of its lease was property of the estate). SEE ALSO Report of the Commission on the Bankruptcy Laws of the United States, H.R. Doc. No. 93-137, 93rd Cong., 1st Sess., Pt. 1 at 194 (1973) ("[R]eference to state law is still necessary to determine property of the debtor.").

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June __, 1995
Page 12


Investment Assets depends upon whether Seller/Servicer retained any interest in those Purchased Conservation Investment Assets, under applicable nonbankruptcy law, after Seller/Servicer sells its interests in the Purchased Conservation Investment Assets to Purchaser.

     We have determined that there is not any definitive judicial authority conclusively characterizing transactions such as the sale of Purchased Conservation Investment Assets by Seller/Servicer to Purchaser as a "true sale," on the one hand, or as a loan or some other transaction, on the other hand, and thus our opinion in Paragraph 1 of Section I above is based on the reasoning and subject to the limitations and qualifications in the following paragraphs. In the absence of any such clear authority, we believe that a court would analyze the issue under either or both of the following: (1) the principles set forth in chapter 268 of Laws of Washington 1994, (the "Statute") codified at the Gas, Electrical, and Water Companies Act, Sections 80.28.005, 80.28.303, 80.28.306, and 80.28.309 of the Revised Code of Washington, and (2) general principles enunciated in "true sale" decisions.

     1. GAS, ELECTRICAL, AND WATER COMPANIES ACT, CHAPTER 80.28 REVISED CODE OF WASHINGTON

     Prior to enactment of the Statute, the Commission, as an administrative matter, permitted a utility to spend money on qualified conservation or demand side management expenditures ("Conservation Expenditures") for its customers and to recover such expenditures by including them in the rate base over a 10-year period.

     Now, under the Statute, utilities may recover the Conservation Expenditures by obtaining Commission approval of the issuance of "conservation bonds" secured by a statutory, not regulatory, promise that the state will enforce collection against the utility's entire customer base of all costs required to repay the conservation bonds. The Certificates are "conservation bonds" within the meaning of the Statute. Under the Statute, the Commission establishes a tariff (the "Tariff") in an amount necessary to create sufficient revenues from Customers ("Allocated Conservation Amounts") to cover all of the financing costs of the conservation bonds. The Tariff is subject to periodic adjustment to reflect changes in customer payment delinquencies or changes in the customer base from those projected in establishing the Tariff. .

     Under the Statute, the transfer of Purchased Conservation Investment Assets by a utility to a "finance subsidiary" such as the Trust or the sale of the beneficial interests in that "finance subsidiary" will be respected as a sale if the parties so treat it

June __, 1995
Page 13

in the governing documentation. True sale treatment enables the Seller/Servicer to remove both the Purchased Conservation Investment Assets and the related financing cost from its books for financial accounting and regulatory purposes, which should result in lower rates to customers.

     From a bankruptcy perspective, such true sale treatment is necessary to insulate the Certificateholders from the risk that, if the Seller/Servicer seeks bankruptcy protection, the Purchased Conservation Investment Assets could be construed as the property of the Seller/Servicer's bankruptcy estate.

     In assessing the Transaction, we believe that a bankruptcy court would consider whether as a matter of nonbankruptcy law the Transaction is considered a sale in light of the Statute. The Statute provides that:

          [a] transfer of conservation investment assets by an electrical, gas, or water company to a finance subsidiary, which such parties have in the governing documentation expressly stated to be a sale or other absolute transfer, in a transaction approved in an order issued by the commission and in connection with the issuance by such finance subsidiary of conservation bonds, shall be treated as a sale, and not as a pledge or other financing, of such conservation investment assets.

RCW Section 80.28.306(5).

     The Seller/Servicer is an electrical company, and the Purchaser is a "finance subsidiary" as that term is defined in the Statute. Under the terms of the Pooling and Servicing Agreement, the Seller/Servicer will make, in exchange for the Certificates, an absolute transfer of the Purchased Conservation Investment Assets to the Trust. The Transaction will have been approved by an order of the Commission in connection with the issuance by the Purchaser as a finance subsidiary of conservation bonds. The Pooling and Servicing Agreement provides that the Seller/Servicer will absolutely, unconditionally, and irrevocably transfer any right, title or interest in the Purchased Conservation Investment Assets to the Purchaser by relinquishing the Certificates in exchange for payment of the purchase price, and the Pooling and Servicing Agreement expressly states that the transfer of any right, title, or interest in the Purchased Conservation Investment Assets to the Purchaser is a sale or other

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June __, 1995
Page 14

absolute transfer. As of the Closing Date, the Seller/Servicer will no longer have any right, title or interest in the Purchased Conservation Investment Assets other than the right to receive Servicing Fees and certain other interests as the Servicer of the Purchased Conservation Investment Assets on behalf of the Purchaser. As a result, a bankruptcy court properly applying the Statute to the Transaction should come to the conclusion that the transfer of the Purchased Conservation Investment Assets by the Seller/Servicer is "treated as a sale, and not as a pledge or other financing" under the governing law in Washington State. There is no case law indicating whether or not a bankruptcy court would honor the Statute's provision for true sale treatment without examining the underlying characteristics of the transaction.

     The Statute addresses the security interest created by the Pooling and Servicing Agreement in the event that the Transaction is recharacterized as a pledge to secure a loan. "According the holders of conservation bonds a preferred right to revenues of the electrical, gas, or water company, or the provision by such company of other credit enhancement with respect to such conservation bonds, does not impair or negate the characterization of any such transfer as a true sale." RCW Section 80.28.306(5). The Statute is consistent with commercial law principles that filing a UCC financing statement, for example, may be done "for safety" while contending that the transaction is one for which no filing is required. SEE U.C.C. Section 9-408, Comment 2.

     2.   "TRUE SALE" DECISIONS

     We believe that a bankruptcy court may look to "true sale" nonbankruptcy case law for guidance in determining whether or not the Transaction constituted a true sale. Although bankruptcy courts routinely refer to state law in deciding whether a transaction constitutes a true sale as opposed to a secured financing, it is not always clear whether those courts are applying state law or whether they are applying generalized principles incorporated from state law doctrines. In addition to reviewing decisions of the Washington state courts, we have reviewed decisions of the bankruptcy courts, and their appellate courts, to assess and apply the principles typically applied by such courts.

     Judicial reasoning in decisions that analyze the issue of whether a given transaction constitutes a true sale or a secured loan tends to be fact-specific.

June __, 1995
Page 15

However, two primary approaches can be distinguished.(8) Several courts have given presumptive weight to the intent of the parties (the "First Approach").(9)


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     (8) In OCTAGON GAS SYSTEMS, INC. V. RIMMER, 995 F.2d 948 (10th Cir. 1993),
the Tenth Circuit used a third approach. It found that regardless of the parties' intent or any manifestation of objective criteria, the Article 9 characterization of the subject of a sale was dispositive: "We hold that because, under Article 9, a sale of accounts is treated as if it creates a security interest in the accounts, accounts sold by a debtor prior to filing for bankruptcy remain property of the debtor's bankruptcy estate." This conclusion is unlikely to be followed by courts in the Ninth Circuit applying existing precedents to this transaction for at least the following reasons: (i) the OCTAGON court ignored the parties' intent and conduct that a true sale and its benefits be effected (SEE CONTRACTORS EQUIP. SUPPLY, 861 F.2d at 244-45); (ii) the OCTAGON court did not observe the distinctions between true sales and transfers for purposes of security contemplated by section 9-502(2) and 9-504(2) of the Uniform Commercial Code and Official Comments 2 and 4 to section 9-502; and (iii) the practical effect of a generalization of OCTAGON would be to devastate many businesses by removing commercial certainty from a whole host of transactions. Further, the Permanent Editorial Board for the Uniform Commercial Code recently rejected the OCTAGON analysis through an amendment to Official Comment 2 to section 9-102. The amendment provides in part that "[t]he determination of whether a particular transfer of accounts or chattel paper constitutes a sale or a transfer for security purposes (such as in connection with a loan) is not governed by Article 9." Finally, the OCTAGON holding, based on Article 9 of the Uniform Commercial Code, is not directly applicable to the Transaction, where the Statute has displaced Article 9. SEE
RCW Section 80.28.306(4).

     (9) Generally, with regard to courts that have adopted the First Approach, where commercially sophisticated parties have characterized transactions as sales and have acted consistently with that characterization, courts have been unwilling to disturb that characterization even though the transactions may also bear certain attributes of secured loans. Thus in IN RE KASSUBA, 562 F.2d 511 (7th Cir. 1977), the court concluded, in upholding the transaction at issue as a sale, that the "real" intent of the parties is controlling as long as the characterization of the transaction by the parties is supported by the facts. Similarly, in WAKEFIELD V. GREENWAY, 141 Wash. 204 (1926), the court, in upholding that transaction as a sale, concluded that the key factual issue was the intent of the parties. The absolute nature of the sale, as shown by the written instruments, would have to be rebutted by "clear and convincing" evidence that the transaction was intended by the parties to be a secured financing. Other Washington cases have applied this standard. E.G., PHILLIPS
V. BLASER, 13 Wn.2d 439 (1942); ALLEN V. GRAAF, 179 Wash. 431 (1934); PITTWOOD
V. SPOKANE SAVINGS AND LOAN SOCIETY, 141 Wash. 229 (1926); BEVERLY V. DAVIS, 79 Wash. 537 (1914); PARKER V. SPEEDY RE-FINANCE, 23 Wn. App. 64 (1979). Although this standard suggests that where the parties intend a true sale, courts will uphold the characterization of the transaction by the parties, it does leave room for the court to analyze each such transaction on a case-by-case basis.
FOX V. PECK IRON & METAL CO., 25 B.R. 674 (Bankr. S.D. Cal. 1982). In FOX, a court looking to the intent of the parties and using the clear and convincing evidence test nevertheless found that the transaction at issue was a secured financing. SEE ALSO IN RE NITE LITE INNS, 13 B.R. 900 (Bankr. S.D. Cal. 1981). See D. de Hoyos, "The Intent of the Parties as the Primary Determinant" in SECURITIZATION OF FINANCIAL ASSETS Section 5.03[C] (J. Kravitt, ed., 1991) (hereinafter cited as the "Treatise") for a detailed discussion of this First Approach.

June __, 1995
Page 16


     Other courts, seeking the "true nature" of a transaction, have regarded the parties' intent as only one attribute of a transaction and have adopted an approach that balances those attributes of a transaction indicative of a true sale against those attributes indicative of a secured loan, in order to determine whether the transaction more nearly resembles a true sale or a secured loan (the "Second Approach").(10) Among such factors considered are: the amount of recourse, if any, to the seller for credit and interest rate risk; the right or obligation, if any, of the seller to repurchase the assets; and the amount of control the seller retains, or is perceived to retain, over the administration of the assets, post-closing. In determining how to characterize a transaction, courts have varied in the importance attributed to each of the foregoing factors. Courts have found transactions to be true sales, despite the absence of notice to obligors and the continued servicing of the financial assets by the seller.(11) Other courts, however, although usually relying on the presence of full recourse, cited these factors in finding purported transfers to be secured loans.(12) We are aware of only two


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     (10) The court looked at the true nature of the transaction in MAJOR'S
FURNITURE MART. INC. V. CASTLE CREDIT CORP., 602 F.2d 538 (3d Cir. 1979) (where the court concluded that the facts were indicative of a financing rather than a true sale). Another court, IN RE EVERGREEN VALLEY RESORT, INC., 23 B.R. 659 (Bankr. D. Me. 1982), attempted to identify those factors indicative of a security interest and those indicative of an ownership interest. Both of these courts engaged in an analysis that balanced those attributes of the transaction indicative of a sale against those attributes of the transaction indicative of a secured loan. SEE Treatise Section 5.03[D] for a detailed discussion of the Second Approach.

     (11) SEE BEAR V. COBEN (IN RE GOLDEN PLAN OF CAL.), 829 F.2d 705, 709 (9th Cir. 1986) (nonrecourse sale of financial assets; seller received fee for servicing); STRATFORD FINANCIAL CORP. V. FINEX CORP., 367 F.2d 569, 571 (2d Cir.
1966) (full recourse sale; seller bore costs of servicing); IN RE MORTGAGE FUNDING INC., 48 Bankr. 152, 153 (Bankr. D. Nev. 1985) (full recourse sale; seller received fee for servicing); DEUTSCHER V. TENNESCO. INC. (IN RE SO. INDUS. BANKING CORP.), 45 Bankr. 97 (Bankr. E.D. Tenn. 1984) (nonrecourse sale of financial assets; seller received fee for servicing); IN RE FEDERATED DEP'T STORES. INC. & ALLIED STORES CORP., No. 1-90-00130, slip op., at 3-4 (Bankr. S.D. Ohio, July 26, 1990) (court noted "valid business reasons" not to notify obligors); IN RE CARTER HAWLEY HALE STORES, No. LA 91-64140 JD, slip op. at 8 (Bankr. C.D. Cal., Apr. 8, 1991) (court noted the purchaser's ability to remove the seller as servicer in agreed-upon circumstances); and A.B. LEWIS CO. V. NATIONAL INVEST. CORP. OF HOUSTON, 421 S.W.2d 723, 726, 728 (Tex. Civ. App. - Houston [14th Dist.] 1967) (full recourse sale; court noted testimony as to seller's desire to perform servicing in order to keep in contact with customers, in the hope of obtaining repeat business).

     (12) SEE BLACKFORD V. COMMERCIAL CREDIT CORP., 263 F.2d 97, 106 (5th Cir.) (servicing by seller is one of several factors mentioned, including full recourse and a guaranteed rate of return), CERT. DENIED, 361 U.S. 825 (1959); IN RE AMERICAN FIBRE CO., 206 F. 309, 317 (E.D. Ky. 1913) (full recourse sale; court noted that the

June __, 1995
Page 17


reported decisions holding that a transfer without any credit recourse was a secured loan.(13)

     We would expect that a court analyzing the Transaction in accordance with the First Approach would emphasize the following, among other things:

          (i) the parties to the Specified Documents have stated that they intend the sale of the Purchased Conservation Investment Assets pursuant thereto to be a true sale;

         (ii) the Transaction is premised on the sale of Purchased Conservation Investment Assets, pursuant to the Specified Documents, constituting a true sale;

        (iii) Seller/Servicer and Purchaser will treat such Transaction as a sale in their financial statements and accounting records;

         (iv) the parties to the Specified Documents executed the Pooling and Servicing Agreement that conveys the Conservation Investment Assets to the Purchaser, as opposed to security agreements, pledges, or other security instruments to memorialize the Transaction;

          (v) the parties entered into the Transaction pursuant to the Statute, which explicitly provides that true sale treatment in the governing documents will be honored. SEE RCW Section 80.28.306(5); and

         (vi) for the reasons set forth below, the other aspects of the Transaction are consistent with it being a true sale.


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seller bore all costs of servicing), AFF'D, 239 U.S. 568 (1916); ABELOFF V. OHIO
FIN. CO., 313 Mich. 568, 21 N.W.2d 856, 857, 861 (1946) (full recourse sale;
court noted that the seller bore all costs of servicing).

     (13) IN RE ALDA COMMERCIAL CORP., 327 F. Supp. 1315 (S.D.N.Y. 1971) (even though the purchaser had no recourse to seller for credit quality or for yield on defaulted receivables, court found loan to have been made, apparently based on (i) seller's control of servicing and collections, (ii) absence of notice to obligors of the transfer, and (iii) right of the purchaser to receive a fixed rate of return in respect of the underlying non-defaulted floating rate receivables (i.e., a limited recourse for yield)); OCTAGON GAS SYSTEMS, INC. V. RIMMER, 995 F.2d 948 (10th Cir. 1993) (nonrecourse nature of sale was irrelevant to court's decision; see fn. 7 above).

June __, 1995
Page 18


Accordingly, such a court would consider the sale of the Purchased Conservation Investment Assets pursuant to the Specified Documents to be a true sale.

     The following constitutes our analysis of the principal attributes of the Transaction, pursuant to the Specified Documents, in terms similar to those we would expect a court taking the Second Approach to adopt. Most material attributes of the sale of Purchased Conservation Investment Assets pursuant to the Specified Documents are indicative of a true sale under the Second Approach as follows.

     1. The Specified Documents provide that they are a true sale. Generally, the parties' characterization of the transactions will control if supported by the facts. See above discussion of First Approach and footnote 7.

     2. The sale of the Purchased Conservation Investment Assets to Purchaser pursuant to the Specified Documents will be booked, filed, reported, and disclosed as a fair-market-value sale and an absolute, irrevocable and final sale for accounting and regulatory purposes.

     3. Purchaser has no recourse (save for warranties of title) to Seller/Servicer for anything related to the acquisition of the Purchased Conservation Investment Assets.(14)

     4. The sale of the Purchased Conservation Investment Assets by Seller/Servicer is irrevocable.

     5. None of the purchase price for the Purchased Conservation Investment Assets is deferred.


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     (14) The existence of a large reserve and full recourse was important to the MAJOR'S court in determining that the transaction in that case resembled a secured financing. MAJOR'S FURNITURE MART. INC. V. CASTLE CREDIT CORP., SUPRA. The MAJOR'S court indicated, however, that it was not the existence of recourse but rather the nature and extent of such recourse that was determinative. There are a few cases where a court has found the presence of full recourse not to disqualify the transaction from being a true sale. SEE SAVINGS BANK V. F.D.I.C., 668 F. Supp. 799 (S.D.N.Y. 1987); A.B. LEWIS V. NATIONAL INVESTMENT CORP. OF HOUSTON, 421 S.W.2d 723 (Tex. Civ. Ct. App. 1967). BUT SEE 2 Gilmore, SECURITY INTERESTS IN PERSONAL PROPERTY Section 44.4, at 1230 (1965) (where the author says that recourse causes sale to be loan). It should be noted that Official Comment 4 to Section 9-502 of the UCC provides "that there may be a sale of accounts even though recourse exists."

June __, 1995
Page 19


     6. Specifically identifiable Purchased Conservation Investment Assets are sold to Purchaser.

     7. Seller/Servicer has no right to redeem the Purchased Conservation Investment Assets.

     8. Purchaser cannot force Seller/Servicer to repurchase the Purchased Conservation Investment Assets.

     9. It would be inequitable to Purchaser to recharacterize as a loan Seller/Servicer's sale of Purchased Conservation Investment Assets to Purchaser.

     10. The parties entered into the Transaction pursuant to the Statute, which explicitly provides that true sale treatment in the governing documents will be honored. SEE RCW Section 80.28.306(5)

     However, a court might find that certain attributes of the Transaction indicate that Seller/Servicer's purported sale to Purchaser should be recharacterized as a loan. Such attributes could include the following:

          (i)  The Seller will also act as Servicer;

         (ii)  The obligors may be unaware of the transfer;

        (iii) Prior to remitting collections to the Trust on a monthly basis (or two business days after their receipt if the Seller/Servicer's long-term debt is downgraded below investment grade), the Seller/Servicer will have temporary possession of Trust assets;

         (iv) The Seller/Servicer will collect a Servicing Fee based in part on the investment earnings of the assets held in the Collection Account;

          (v) The Seller/Servicer will have a continuing obligation to provide utility services in order to generate the Allocated Conservation Amounts; and

         (vi) The Seller/Servicer will treat the transaction as a loan for tax purposes.

June __, 1995
Page 20


     Neither the continued servicing of financial assets after the sale nor the absence of notice of such sale to obligors will necessarily prevent true sale treatment.(15) Seller/Servicer will have an obligation under the Pooling and Servicing Agreement to remit all Allocated Conservation Amounts to the Trust, but such a post-Closing Date obligation is typical of the type of obligation that would be imposed on any account servicer; it does not constitute recourse to the Seller/Servicer or change the character of the Transaction as a sale. If the Purchased Conservation Investment Assets are uncollectable because a customer fails to pay, the Trust bears the risk of such customer default.

     Similarly, the Seller/Servicer's temporary possession of Trust assets and its right to retain investment earnings as a Servicing Fee should not convince a bankruptcy court to treat the sale as a loan. Section 541(d) of the Bankruptcy Code governs property in which the debtor, in the capacity of servicer subsequent to a sale, holds only legal title but not an equitable interest.
Such property does not become property of the debtor's bankruptcy estate to the extent the debtor does not hold an equitable interest. In enacting this section, Congress recognized that the seller of mortgages in the secondary mortgage market will often retain the servicing function. (16) We believe that this principle should be extended to sales of other assets whereby the


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     (15) See fn.10 above.  In the event a Bankruptcy court deemed the Sale to be a loan, there is a possibility that it might apply the doctrine of BENEDICT
V. RATNER, 268 U.S. 353 (1925), and its Washington progeny, PETERSON V. NATIONAL DISCOUNT CORP., 179 Wn. 108 (1934) and FALES CO. V. SEIPLE, 171 Wn. 630 (1933). These cases hold that an otherwise valid security agreement may be deemed fraudulent, preferential or otherwise invalid against other creditors where the debtor still exercises "dominion" over the collateral. Section 9-205 of the UCC explicitly rejected the rule of BENEDICT V. RATNER. See cmts. 1 and 4 to
Section 9-205.  However, since the Statute governing this transaction displaces
Article 9, there is a slight risk that a court finding a non-sale transaction would resuscitate the BENEDICT doctrine. This risk is tempered by the general recognition that the BENEDICT doctrine is inconsistent with present commercial practices, as evidenced by the official comments to section 9-205. Even if the BENEDICT doctrine were applied, the Pooling and Servicing Agreement provides that the TRUSTEE shall have dominion and control over the Purchased Assets. The Seller/Servicer will not be given dominion over or unfettered use of these assets, but rather will merely hold temporary possession of these assets to collect them and transfer them to the Trust.

     (16) "The purpose of section 541(d) as applied to the secondary mortgage market is therefore to make certain that secondary mortgage market sales as they are currently structured are not subject to challenge by bankruptcy trustees and that purchasers or mortgages will be able to obtain the mortgages or interests in mortgages which they have purchased from trustees WITHOUT THE TRUSTEES ASSERTING THAT A SALE OF A MORTGAGES IS A LOAN FROM THE PURCHASER TO THE SELLER." 124 Cong. Rec. S 17,413 (October 6, 1978) (emphasis added).

June __, 1995
Page 21


seller retains the servicing function.(17) However, section 541(d) will not protect the investor where the underlying transfer in fact constitutes a loan.(18)

     The fact that the Seller/Servicer will treat the Transaction as a loan for tax purposes would not prevent true sale treatment for bankruptcy purposes. Although a transaction's tax consequences may be a factor for bankruptcy purposes, another factor that the bankruptcy court should have before it would be the statement in the Statute that a transfer expressly stated in the governing documentation to be a sale or other absolute transfer shall be treated as a true sale. RCW Section 80.28.306.5. In light of this state law, we believe that a bankruptcy court would emphasize factors different from those a tax court would emphasize, and therefore would not find tax treatment conclusive on the true sale issue.(19) Accordingly, we do not consider such factors weighing against a true sale characterization to be persuasive in comparison to those which support a true sale characterization.

                          IV.   CERTAIN QUALIFICATIONS

     We wish to note that the existing reported decisional authority is not conclusive as to the relative weight to be accorded to the factors present in the Transaction and does not provide consistently applied general principles or guidelines with which to analyze all of the factors present in the Transaction. Instead, judicial decisions in this area are usually made on the basis of an analysis of the facts and circumstances of the particular case. Furthermore, there are facts and circumstances present in the Transaction which we believe to be relevant to our conclusion but which, because of the particular facts at issue in the reported cases, are not generally


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     (17) Courts have recognized that section 541(d) extends beyond the mere mortgage seller/servicer example. SEE, E.G., VINEYARD V. MCKENZIE (IN RE QUALITY HOLSTEIN LEASING), 752 F.2d 1009, 1013-14 (5th Cir. 1985); WISCONSIN V. REESE (IN RE KENNEDY & COHEN, INC., 612 F.2d 963 (5th Cir. 1980), CERT. DENIED, 449 U.S. 833 (1980).

     (18) SEE, E.G., FIREMEN'S FUND INSURANCE COS. V. GROVER (IN RE WOODSON CO.), 813 F.2d 266 (9th Cir. 1987) (finding true debtor-creditor relationship, with no equitable interests held by investors, where debtor guaranteed investors against all risks).

     (19) SEE, E.G., COMMISSIONER V. LINCOLN SAVINGS & LOAN ASS'N, 403 U.S. 345, 355 (1971); COLORADO SPRINGS NATIONAL BANK V. UNITED STATES, 505 F.2d 1185 (10th Cir. 1974); IN RE CHATEAUGAY CORP., 102 B.R. 335 (Bankr. S.D.N.Y. 1989).

June __, 1995
Page 22


discussed in the reported cases as being material factors. Moreover, the authorities we have examined contain certain cases and authorities that are arguably inconsistent with our conclusions expressed herein.

     In the event that Seller/Servicer were to become a debtor under the Bankruptcy Code and it were asserted that the beneficial interest in and legal title to the Purchased Conservation Investment Assets are part of a bankruptcy estate, we express no opinion as to how long Purchaser could be precluded from exercising remedies with respect to the Seller/Servicer or with respect to the Purchased Conservation Investment Assets before the validity of such an assertion could be finally decided. We also express no opinion as to whether, in the event it were asserted that the beneficial interest in and legal title to any of the Purchased Conservation Investment Assets and the collections are part of Seller/Servicer's bankruptcy estate, a court would permit such entities to use collections from the Purchased Conservation Investment Assets in Seller/Servicer's claimed possession without the consent of Purchaser, either before deciding the issue or pending appeal after a decision adverse to Purchaser.

     Notwithstanding any provisions of the documents in the Transaction, to the effect that such documents state that they reflect the entire understanding of the parties with respect to the matters described therein, the courts of the State of Washington may consider extrinsic evidence of the circumstances surrounding the entering into of such documents to ascertain the intent of the parties in using the language employed in the documents, regardless of whether the meaning of the language used in the documents is plain and unambiguous on its face, and may determine that additional and supplemental terms can be incorporated into the Specified Documents or the other documents in the Transaction.

     To the extent that proceeds of the Purchased Conservation Investment Assets are in the possession of the Seller/Servicer at such time as Seller/Servicer becomes a debtor under the Bankruptcy Code, the right of Purchaser to take any action to obtain possession of such Purchased Conservation Investment Assets from the estate of the Seller/Servicer is subject to Section 362(a)(3) of the Bankruptcy Code and accordingly relief from Section 362(a)(3) of the Bankruptcy Code would be required prior to taking such action.

     We also express no opinion as to the availability or effect of a preliminary injunction, temporary restraining order or other such temporary relief affording delay

June __, 1995
Page 23


pending a determination on the merits. By such reservation, however, we do not imply that we believe that such equitable relief would ultimately be available to prevent enforcement of the Transaction.

     All of the foregoing analysis and its conclusions are premised upon, and limited to, the law and the documents evidencing and governing the Transaction in effect as of the date of this letter. Furthermore, we note that a court's decision regarding matters upon which we opine herein is based on the court's own analysis and interpretation of the factual evidence before the court and of applicable legal principles.

     Our opinions are subject to the effect of general principles of equity, including, without limitation, limitations on the availability of equitable remedies and concepts of materiality, reasonableness, good faith and fair dealing, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law).

     Our opinions are limited to the specific issues addressed and are limited in all respects to laws and facts existing on the date of this letter. We express no opinion on any other aspect of federal bankruptcy laws, including, without limitation, laws of voidable preferences, fraudulent transfers, unauthorized postpetition transfers, improper setoff, or the like. The opinions set forth above are given as of the date hereof and we disavow any undertaking or obligation to advise you of any changes in law or any facts or circumstances that may hereafter occur or come to our attention that could affect such opinions. This opinion letter is to be interpreted in accordance with the special report by the TriBar Opinion Committee, OPINIONS IN THE BANKRUPTCY
CONTEXT: RATING AGENCY, STRUCTURED FINANCING, AND CHAPTER 11 TRANSACTIONS, 46 Bus. Law. 718 (Feb. 1991).

     This opinion (1) is being furnished to the parties to whom it is addressed;
(2) may be relied on by the parties to whom it is addressed solely in connection with statistical ratings of the Certificates; and (3) may not be relied upon by any such entity in any other context.

                                        Very truly yours,